Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 151 215 275 19

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Ilia Kürten

T +49 6172 6089 6253

ilia.kuerten@fmc-ag.com

www.freseniusmedicalcare.com

Fresenius Medical Care Executes on Its Strategic Portfolio Optimization Program and Announces Key Transactions

•	Divestments in 2023 are important milestones of the Company’s execution against its Portfolio Optimization which are part of the set strategic aspirations
•	Delivers on commitment to improve leverage ratio by allocating expected EUR 0.5 billion proceeds from divestments to deleverage

Bad Homburg (January 8, 2024) Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, today announced updates from transactions in 2023 as part of the Company’s ongoing Portfolio Optimization Program. Refocused on businesses and markets with the best strategic fit and greatest scale and sustainable profitable growth potential, Fresenius Medical Care continues exiting unsustainable markets, divesting noncore and dilutive assets and prioritizing deleveraging as part of a disciplined and stringent approach to capital allocation.

“We have made significant progress in our Portfolio Optimization Program efforts with the recent divestitures, which will further simplify Fresenius Medical Care´s portfolio and allow even greater management focus in 2024. The execution against our strategic plan will additionally support the improvement of our leverage ratio in 2024,” said Helen Giza, CEO of Fresenius Medical Care AG. “At the heart of these transactions are the best interests of the patients we serve, our employees, shareholders and the parties involved.”

Since announcing its intent to optimize its product portfolio, divest noncore business assets and exit certain markets as part of its strategic plan, Fresenius Medical Care has now signed and closed transactions exiting its Argentina operations with the sale to Grupo Olmos. The Company also closed the already announced sale of its National Cardiovascular Partners (NCP) outpatient cardiovascular clinics business in the United States in December 2023. Additionally, Fresenius Medical Care has signed the divestment of its Cura Day Hospitals Group in Australia (Cura) to global alternative asset manager ICG and a consortium of healthcare professionals, subject to regulatory approval.

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In aggregate, the three divested assets include 127 facilities, more than 4,500 employees and more than 10,000 dialysis patients. The three divestments represented in 2022 a total proforma revenue of around EUR 600 million. The associated net book loss for the sale of NCP, the sale of the Argentina operations and other assets held for sale by the end of 2023 as part of the Portfolio Optimization Program is estimated to impact the Operating Income of Fresenius Medical Care in the fourth quarter of 2023 by around EUR 50 million and will be treated as a special item.

Depending on exchange rates the Company expects net proceeds of around EUR 500 million from the divestment of NCP, Cura and the Argentinian operations with net proceeds of around EUR 135 million in the fourth quarter 2023 and the remainder to occur in 2024.

All assets currently under review as part of the Portfolio Optimization would, if executed by the end of 2025, negatively impact 2025 revenue by EUR 1.5 billion and positively impact 2025 margin.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,014 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 342,000 patients around the globe and is the leading provider of dialysis products such as dialysis machines and dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

About ICG:

ICG is a member of the FTSE 100 and listed on the London Stock Exchange (ticker symbol: ICP). Further details are available at www.icgam.com. You can follow ICG on LinkedIn, X (Twitter) and Instagram.

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